Filed Pursuant to Rule 433

Issuer Free Writing Prospectus Dated June 20, 2018

(Relating to the Preliminary Prospectus Dated June 18, 2018)

Registration Statement File No. 333-225697

This free writing prospectus relates to PagSeguro Digital Ltd.’s preliminary prospectus, dated June 18, 2018 (the “Preliminary Prospectus”), forming part of PagSeguro Digital Ltd.’s registration statement on Form F-1 (File No. 333-225697). The information in this free writing prospectus supplements the Preliminary Prospectus. In all other respects, this free writing prospectus is qualified in its entirety by reference to the Preliminary Prospectus. Unless the context requires otherwise, references in this free writing prospectus to “we,” “our,” “us” or “the Company” refer to PagSeguro Digital Ltd. and its subsidiaries.

Common Shares Eligible for Future Sales

The description on page 204 of the Preliminary Prospectus is updated to reflect the language below. For the avoidance of doubt, the 90 day lock-up period applicable to PagSeguro Digital and its executive officers and directors who will hold shares upon completion of this offering remains unchanged.

Lock-up Agreement of UOL

UOL has agreed not to carry out any of the following actions regarding Class A common shares of PagSeguro Digital for 12 months after the date of the prospectus for the offering:

•	offer, pledge, sell or contract to sell any Class A common shares;

•	sell any option or contract to purchase any Class A common shares;

•	purchase any option or contract to sell any Class A common shares;

•	grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of any Class A common shares or any other securities so owned convertible into or exercisable or exchangeable for Class A common shares;

•	enter into any swap or other agreement that transfers to another, in whole or in part, any of the economic consequences of ownership of Class A common shares

(whether any of the transactions described above are to be settled by delivery of Class A common shares or other securities of our company, in cash, or otherwise), or request that PagSeguro Digital file a registration statement with the Securities and Exchange Commission related to the sale by UOL of any Class A common shares.

These lock-up restrictions apply to Class A common shares of PagSeguro Digital and to securities convertible into or exercisable or exchangeable for Class A common shares of PagSeguro Digital.

The lock-up restrictions applicable to UOL are not subject to waiver by the underwriters of the offering or to any exceptions.

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PagSeguro Digital Ltd. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, the underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting Goldman Sachs & Co. LLC, Attention: Prospectus Department, 200 West Street, New York, New York 10282, telephone: 1-866-471-2526, facsimile: 212-902-9316 or by emailing Prospectusny@ny.email.gs.com; or Morgan Stanley & Co. LLC, Attention: Prospectus Department, 180 Varick Street, 2nd Floor, New York, New York 10014.